Exhibit 1.01

Monsanto Company
Conflict Minerals Report
For The Year Ended December 31, 2016

This Conflict Minerals Report (the “Report”) of Monsanto Company (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the period January 1, 2016 to December 31, 2016. This Report is filed with the Securities and Exchange Commission and is available on our website at www.monsanto.com under “SEC Filings.” The website and information accessible through it are not incorporated into this document.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which 3TG Minerals that originate in the Covered Countries are necessary to the functionality or production of those products. The specified materials are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives which are limited to tantalum, tin and tungsten (the “3TG Minerals”). The applicable countries for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”). As described in this Report, the Company manufactures or contracts to manufacture certain products for which the 3TG Minerals are necessary to the functionality or production of those products (the “Covered Products”).

Description of the Company

Monsanto Company is a leading global provider of agricultural products for farmers. Our seeds, biotechnology traits, herbicides, and precision agriculture products provide farmers with solutions that improve productivity, reduce the cost of farming, and produce better foods for consumers and better feed for animals.

We manage our business in two segments: Seeds and Genomics, and Agricultural Productivity. Through our Seed and Genomics segment, we produce leading seed brands, including DEKALB, Asgrow, Deltapine, Seminis and De Ruiter, and we develop biotechnology traits that assist farmers in controlling insects and weeds and digital agriculture products to assist farmers in decision making. We also provide other seed companies with genetic material and biotechnology traits for their seed brands. Through our Agricultural

Productivity segment, we manufacture Roundup and Harness brand herbicides and other herbicides and provide lawn-and-garden herbicide products for the residential market. Unless otherwise indicated, trademarks owned or licensed by Monsanto or its subsidiaries are shown in special type.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which 3TG Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company, and (iii) for which the manufacture was completed during calendar year 2016.

We conducted an analysis of both of our segments’ products and determined the 3TG Minerals are not necessary for the functionality or production of products in our Agricultural Productivity segment, nor are the 3TG Minerals necessary for the functionality or production of the seed and traits products in our Seeds and Genomics segment. Small quantities of the 3TG Minerals are, however, found in certain Precision Planting monitoring and control components that farmers use with planter and combine equipment to plant, harvest and analyze field-level data to improve yields and operate more efficiently (the “Covered Products”), which are part of our Seeds and Genomics segment. The Covered Products represented less than 1% of our net sales in fiscal year 2016.

The Company’s Reasonable Country of Origin Inquiry and Due Diligence Process

Our Supplier Code of Conduct provides that Monsanto expects its suppliers of materials containing the 3TG Minerals to know where those minerals were mined and to provide that source information if asked.

The Company has conducted a good faith reasonable country of origin inquiry regarding the components that contain the 3TG Minerals that are present in our Covered Products. This good faith reasonable country of origin inquiry was designed to determine whether any of the 3TG Minerals originated in the Covered Countries or came from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the 3TG Minerals. The Company’s due diligence measures were designed to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten.

We identified the direct suppliers from whom we obtained 3TG Minerals for the Covered Products. We do not have a direct relationship with mines, smelters or refiners of any 3TG Minerals and there are many third parties in the supply chain between our Company and the original sources of the 3TG Minerals. We must therefore rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of the 3TG Minerals that are present in the components we purchase from them and that are contained in the Covered Products.

We have determined that requesting our identified direct suppliers to complete the Template (defined below) represents reasonable best efforts to determine the mines or locations of origin of the 3TG Minerals in our supply chain. Accordingly, we requested that all of our identified direct suppliers provide information to us regarding their sourcing of the 3TG Minerals using the template questionnaire that was developed by the Electronic Industry Citizenship Coalition (EICC) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI 3TG Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. The Template includes questions regarding a direct supplier’s conflict-free minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of the 3TG Minerals used by those facilities.

We analyzed our supplier responses and conducted follow-up inquiries with those suppliers that did not respond or that provided incomplete, unclear or ambiguous responses.

Based on these supplier responses, several of the Company’s identified direct suppliers indicated that they had determined that 3TG Minerals from Covered Countries are not necessary to the functionality or production of their products. We also received a variety of other responses from our suppliers, some of which included: uncertainty as to the country of origin for some of the 3TG Minerals; or incomplete knowledge as to the identities of smelters supplying 3TG Minerals to the Company’s suppliers. Based on the information that was provided by the Company’s suppliers, the Company determined that some of the 3TG Minerals in the Company manufactured products originated in the Covered Countries but could not determine the smelters supplying such 3TG Minerals. In particular, although some of our suppliers provided the names of smelter or refiner facilities that were traced through their respective supply chains, including certain facilities identified as Compliant Smelters in the Conflict Free Sourcing Initiative Conflict Free Smelter Program, the Company was unable to fully determine whether 3TG Minerals included in the Covered Products originated from any such facilities. Accordingly, after exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free” as defined in the Rule. Accordingly, the Company has reasonably determined that the Covered Products are “DRC conflict undeterminable,” as defined by the Rule.

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG Minerals in our products finance or benefit armed groups in the Covered Countries. We will monitor the OECD and relevant trade associations for evolving practices and encourage responsible sourcing of 3TG Minerals. We plan to engage with and evaluate any suppliers that are unable to determine whether the components or materials containing 3TG Minerals that they provide to us are from sources that support armed conflict or human rights abuses in the Covered Countries to enhance their supply chain diligence in order to be able make such a determination pursuant to our Supplier Code of Conduct. We also plan to engage with any suppliers that are found to be providing us with components or materials containing 3TG Minerals from sources that support armed conflict or human rights abuses in the Covered Countries to establish an alternative source of such 3TG Minerals that does not support such conflict or human rights abuses.